Melissa Gilmore

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re: PunchFlix, Inc.

Request to Withdraw Offering Statement of Form 1-A

Filed October 10, 2018

File No. 024-10916

Ladies and Gentlemen:

Pursuant to Rule 259 of Regulation A under the Securities Act of 1933, as amended, PunchFlix, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Offering Statement on Form 1-A (File No. 024-10916), together with all exhibits and amendments thereto (collectively, the “Offering Statement”) effective as of the date hereof or as soon as practicable thereafter.

The Offering Statement has not been declared effective and no securities covered by the Offering Statement have been issued or sold. The Registrant has decided not to pursue the offering due to market conditions. Based on the foregoing, the Registrant submits that the withdrawal of the Offering Statement is consistent with the public interest and protection of investors.

Please do not hesitate to contact the undersigned Joseph Collins the Registrant, at

(909) 486-4742 with any questions with regard to this matter.

Very truly yours,

/s/ Joseph Collins

Joseph Collins

Chief Executive Officer